UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 7)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  April 4, 2002
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

      Introduction. This Amendment No. 7 amends and supplements the Schedule 13D, dated September 28, 2001, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by musicmaker.com, Inc. ("musicmaker"), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value (the "Common Stock"), of Liquid Audio, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 Chesapeake Drive, Redwood City, California 94063.


      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

      On April 4, 2002, musicmaker sent a letter to the stockholders of Liquid Audio urging them to contact the Company and request that the 2002 annual meeting be promptly held. A copy of that letter is filed as Exhibit 99.13 hereto and incorporated herein by reference.

      Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

      99.13 Letter to Stockholders of Liquid Audio, Inc. dated April 4, 2002.

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      April 12, 2002

                                       MUSICMAKER.COM, INC.


                                       By /s/ James A. Mitarotonda
                                          -------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer

                                       JEWELCOR MANAGEMENT, INC.


                                       By /s/ Seymour Holtzman
                                         -------------------------------------
                                        Name:   Seymour Holtzman
                                        Title:  Chairman and Chief Executive
                                                Officer

                                       BARINGTON COMPANIES EQUITY PARTNERS,
                                       L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By /s/ James A. Mitarotonda
                                          ------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer

                                       RAMIUS SECURITIES, LLC

                                       By:  Ramius Capital Group, LLC, its
                                            managing member

                                       By /s/ Morgan B. Stark
                                          ------------------------------
                                        Name:   Morgan B. Stark
                                        Title:  Executive Vice President

                                       DOMROSE SONS PARTNERSHIP


                                       By /s/ James A. Mitarotonda
                                          ------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  Partner

                                                                   Exhibit 99.13


                              musicmaker.com, Inc.
                        c/o Barington Capital Group, L.P.
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019


                                           April 4, 2002


To Stockholders of Liquid Audio, Inc.

Dear Fellow Stockholder:

      As you may know, musicmaker.com, Inc. and others in our group beneficially own an aggregate of approximately 6.9% of Liquid Audio's outstanding common stock. Together we are the Company's second largest stockholder.

      We have repeatedly written to, and on one occasion met with, members of the Company's management and Board of Directors to express our deep concerns regarding the Company's financial situation and strategic direction. In our correspondence, as well as the one brief meeting to which management consented, we have indicated that we do not believe that management's current plans for the Company are viable. We think it is unlikely that the Company will realize any economic value from the license agreements it is entering into or the expensive litigation it is pursuing to protect technology which it is not able to successfully exploit. In fact, based on the experience of musicmaker's own business under its prior management, we question the business model underlying all of these license agreements and fear that they will yield little or no revenue for the Company.

      We are convinced that the only reasonable path to preserving what value remains for stockholders is a sale of the Company, either to us or, if a more attractive opportunity emerges, to a third party. We also believe that, in all events, it is crucial that the interests of all shareholders be adequately represented on the Company's Board of Directors at the earliest possible time.

      In October 2001, we wrote to the Company to indicate our interest in pursuing a potential acquisition of Liquid Audio at a price we then anticipated could be in the range of $3.00 per share - a premium of more than 25% over the market price at that time. Management eventually responded by rejecting out of hand what we believe was an attractive offer. Unfortunately, we believe the Company's situation has deteriorated further over the past four months.

      Despite this deterioration, and the fact that the Company has lost 95% of its equity market value in the last two years while continuing to deplete cash rapidly under its current operating strategy, we believe that there is still value inherent in the Company. Accordingly, last month we wrote again to the Company to state our willingness to acquire the Company on a negotiated basis, through a merger with an appropriate acquisition entity, for a price of $2.50 per share in cash. This proposal is higher than the current market price of the Company's stock, and would provide the Company's stockholders with an immediate opportunity to realize value from their investment in the Company in excess of any presently available alternative. Once again, however, our proposal has been ignored by management.

      Neither we nor any other potentially interested party can effectively pursue an acquisition proposal by, for example, making a tender offer directly to Liquid Audio's stockholders as long as management retains its so-called "poison pill" or shareholders' rights plan. However, assuming no further acceleration in the Company's deterioration, we are willing to commit to making a tender offer for the Company's stock if management would eliminate the "poison pill" and permit such an offer to proceed.

      In the meantime, it is vital that the interests of all stockholders be recognized at the Board level. We have given notice, in accordance with the Company's by-laws, of stockholder nominations for directors at the Company's 2002 Annual Meeting. We have also requested that management hold that meeting as soon as possible. Last year's annual meeting was held on June 1, and the Company's by-laws require the meeting to be held on the second Tuesday of May unless the Board of Directors has set a different date. In a February 12, 2002 letter to the Board of Directors, we indicated that if management did not commit to an expeditious meeting schedule by February 22, we must take that as a sign that management will attempt to delay holding an annual meeting. From management's continued silence on the subject, we fear the worst.

      We told the Company months ago that we believed time was of the essence in addressing the Company's problems. That is more true than ever now. With every passing day, the Company expends substantial additional cash, the Company's perceived value declines, and the Company's alternatives and prospects are correspondingly reduced. The time for action has come.

      Management's apparent indifference to stockholders - the real owners of the Company - is deeply disturbing. For two successive quarterly conference calls with the investor community management has ignored prevailing business practice and refused to accept questions. Management does not return phone calls or e-mails. Management's ownership interest in the Company, meanwhile, is minimal. It is your investment and our investment as stockholders that is at risk. Where management seems to lack both the will and the economic incentive to act, then we believe all stockholders must become more involved, and be prepared to protect their own interests through participation on the Board of Directors.

      We believe the Company's public stockholders risk additional substantial losses if management continues to deplete cash, at a rate of approximately $5.5 million per quarter, while refusing to either discuss serious offers to acquire the Company at a premium or consider any other potential alternative to maximize value for the Company and its stockholders. Management has adopted an "ostrich strategy" of sticking its head in the sand, ignoring the realities facing the Company and hoping no one will notice. We notice, and we hope other stockholders will notice as well when they focus on the facts.

      In your own best interests, we urge you to make your views known to management now. If you agree with us, let them know that stockholders will not tolerate a delay in this year's crucial annual meeting. Let them know that stockholders want the opportunity to consider and accept or reject for themselves a cash offer for their shares. We understand that Mr. Kearby and the other senior officers and directors of the Company may be contacted as follows:

      Gerald W. Kearby, President & Chief Executive Officer
      Liquid Audio, Inc.
      800 Chesapeake Drive
      Redwood City, California 94063
      (650) 549-2000

      Robert Flynn, Senior Vice President Business Development
      Liquid Audio, Inc.
      800 Chesapeake Drive
      Redwood City, California 94063
      (650) 549-2000

      Raymond A. Doig, President
      EMV Partners Corporation
      c/o Liquid Audio, Inc.
      800 Chesapeake Drive
      Redwood City, California 94063

      Stephen V. Imbler, President and Chief Financial Officer
      Hyperion Solutions Corporation
      1344 Crossman Avenue
      Sunnydale, California 94089
      (408) 744-9500

      Ann L. Winblad
      Hummer Winblad Venture Partners
      2 South Park, 2nd Floor
      San Francisco, California 94109
      (415) 979-9600

      If you have any questions or comments, please call me at (212) 974-5701 or write to me via e-mail at jmitarotonda@barington.com.

                                    Very truly yours,


                                    /s/ James A. Mitarotonda
                                    ------------------------------------
                                    James A. Mitarotonda
                                    President and Chief Executive Officer

                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

      The following is a list of the names and stockholdings, if any, of persons who may be deemed to be "participants" in any solicitation that musicmaker may make in the future with respect to the shares of Liquid Audio. musicmaker, a Delaware corporation, beneficially owns 655,900 shares of the Company's outstanding Common Stock. Jewelcor Management, Inc., a Nevada corporation, beneficially owns 475,500 shares of the Company's outstanding Common Stock. Barington Companies Equity Partners, L.P. a Delaware limited partnership, beneficially owns 339,200 of the Company's outstanding Common Stock. Barington Companies Investors, LLC is the general partner of Barington Companies Equity Partners, L.P. James Mitarotonda is the managing member of Barington Companies Investors, LLC. Domrose Sons Partnership, a New York partnership, beneficially owns 8,000 shares of the Company's outstanding Common Stock. Each of James Mitarotonda, Mario Mitarotonda and Mike Mitarotonda is a partner in Domrose Sons Partnership. Certain others who for certain purposes have joined in the filing of a Schedule 13D with the foregoing disclaim participation in any such prospective solicitation.

      If musicmaker engages in any solicitation with respect to the shares of Liquid Audio it will prepare and disseminate a proxy statement with respect to this solicitation. Shareholders should read this proxy statement if and when it becomes available because it will contain important information. Shareholders will be able to obtain copies of the proxy statement, related materials and other documents filed with the Securities and Exchange Commission's web site at http//:www.sec.gov without charge when these documents become available. Shareholders will also be able to obtain copies of that proxy statement and related materials without charge, when available, from musicmaker.com, Inc. by oral or written request to: musicmaker.com, Inc. Attention: James Mitarotonda, President and Chief Executive Officer, c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th floor, New York, New York 10019.